Akari Therapeutics Announces Effectiveness of Form S-4 and General Meeting Date of November 7, 2024 Related to Peak Bio Merger

BOSTON and LONDON, October 14, 2024 (GLOBE NEWSWIRE) – Akari Therapeutics, Plc (Nasdaq: AKTX), an innovative biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, announces the effectiveness of the Form S-4, originally filed with the SEC on September 13, 2024 related to the merger of Akari Therapeutics, Plc (the Company) and Peak Bio, Inc. The Form S-4 was declared effective by the SEC on October 11, 2024 allowing the Company to definitively schedule the General Meeting to be held in relation to the merger. The General Meeting will be held at 9:00 a.m. Eastern Time on Thursday, November 7, 2024 at the Company’s offices in London.

“I am so excited to be in the homestretch related to the merger of our two companies,” said Samir Patel, MD, Akari’s Interim President & CEO. “With the support of our shareholders at the General Meeting, we will finally be able to execute against the strategy for the combined entity, with renewed focus on the Antibody Drug Conjugate (ADC) and Geography Atrophy (GA) platforms. In addition, pending shareholder approval, upon close of the merger and based on our current calculations, we believe we will be able to remedy our Nasdaq shareholder deficiency matter.”

About the Merger

On March 5, 2024, Akari and Peak Bio announced a definitive agreement to merge as equals in an all-stock transaction. The combined entity will operate as Akari Therapeutics, Plc, which is expected to continue to be listed and trade on the Nasdaq Capital Market as AKTX. Under the terms of the agreement, Peak Bio stockholders will receive a number of Akari ordinary shares (represented by American Depositary Shares) for each share of Peak Bio stock they own, as determined on the basis of the exchange ratio described in the merger agreement. The exchange is expected to result in implied equity ownership in the combined company of approximately 50% for Akari shareholders and approximately 50% for Peak Bio stockholders on a fully diluted basis, subject to adjustment under certain circumstances, including based on each party’s relative level of net cash at the closing of the proposed transaction. The transaction is expected to close in the fourth quarter of this year subject to the satisfaction of customary closing conditions, including approval by the shareholders of both companies.

About Akari Therapeutics

Akari Therapeutics, Plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. The Company is conducting pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

About Peak Bio, Inc.

Peak Bio (OTC: PKBO) is a clinical-stage biopharmaceutical company focused on developing therapeutics addressing significant unmet needs in the areas of oncology and inflammation. The Peak Bio pipeline includes an antibody-drug-conjugate (ADC) platform that includes novel toxins and linkers coupled with important cancer antibody targets and a Phase 2-ready neutrophil elastase inhibitor for alpha1 anti-trypsin deficiency disorder (AATD). For more information about Peak Bio, please visit peak-bio.com.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement, by and among Akari, Pegasus Merger Sub, Inc., and Peak Bio. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between Peak Bio and Akari and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Akari and Peak Bio. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Akari or Peak Bio, post-closing operations and the outlook for the companies’ businesses; Akari’s, Peak Bio’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Akari’s and Peak Bio’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements. These statements are based on Akari’s and Peak Bio’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Peak Bio’s and/or Akari’s ability to obtain the approval of Akari’s shareholders or Peak Bio’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Akari and Peak Bio to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Akari and Peak Bio, or at all; the risk that Akari and Peak Bio may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Akari’s or Peak Bio’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Akari’s American Depositary Shares or Peak Bio’s common stock and/or Akari’s or Peak Bio’s operating or financial results; uncertainties as to the long-term value of Akari’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Akari’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Akari or Peak Bio; the nature, cost and outcome of any litigation and other legal proceedings involving Akari, Peak Bio or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Akari’s or Peak Bio’s programs or product candidates; risks related to any loss of Akari’s or Peak Bio’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Akari or Peak Bio’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Akari, Peak Bio and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Akari, Peak Bio, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Akari’s or Peak Bio’s product candidates, and the impact of studies (whether conducted by Akari, Peak Bio or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Akari’s or Peak Bio’s material contracts or arrangements; risks related to competition for Akari’s or Peak Bio’s product candidates; Akari’s or Peak Bio’s ability to successfully develop or commercialize Akari’s or Peak Bio’s product candidates; Akari’s, Peak Bio’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Akari’s or Peak Bio’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Akari’s or Peak Bio’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Akari’s and Peak Bio’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Akari’s and Peak Bio’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of their Annual Reports on 10-K, for the year ended December 31, 2023, subsequent periodic reports, and other documents that may be filed from time to time with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that are included in the registration statement on Form S-4 that was filed with the SEC on September 13, 2024, as amended, and declared effective on October 11, 2024, in connection with the proposed transaction. Such joint proxy statement/prospectus will be mailed or otherwise disseminated to Akari’s shareholders and Peak Bio’s stockholders when it becomes available. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Akari’s and Peak Bio’s management, and the reader is cautioned not to rely on any forward-looking statements made by Akari or Peak Bio. Unless required by law, neither Akari nor Peak Bio is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The Registration Statement on Form S-4 includes a prospectus of Akari and a joint proxy statement of Akari and Peak Bio. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, joint proxy statement/prospectus and other relevant documents that are on file with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Akari are available free of charge on Akari’s website at http://investor.akaritx.com/ or by contacting Akari’s Investor Relations Department at http://investor.akaritx.com/investor-resources/contact-us. Copies of the documents filed with the SEC by Peak Bio are available free of charge on Peak Bio’s website at https://peak-bio.com/investors or by contacting Peak Bio’s Investor Relations Department at https://peak-bio.com/contact.

Participants in the Solicitation

Akari and Peak Bio and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Akari and Peak Bio in favor of the Business Combination. Securityholders of Akari and Peak Bio and other interested persons may obtain more information regarding the names and interests of Akari and Peak Bio directors and officers in the Business Combination in Akari and Peak Bio filings with the SEC, including in the definitive proxy statement/

prospectus, included in the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com